EXHIBIT 99.1

News Release dated August 20, 2016, Suncor Energy: Petro-Canada’s Fueling Athletes and Coaching Excellence (FACETM) Program announces the Class of 2016

News Release

FOR IMMEDIATE RELEASE

Suncor Energy: Petro-Canada’s Fuelling Athletes and Coaching Excellence (FACETM) Program announces the Class of 2016

Calgary, Alberta (Aug. 20, 2016) – Petro-Canada, a Suncor business, today announced the 2016 Fuelling Athletes and Coaching Excellence (FACETM) Program grant recipients. The FACE athletes from across Canada represent 39 different summer and winter sports in both individual and team events. Every year, Petro-Canada selects fifty-two promising athletes from across Canada. These athletes and their coaches are awarded a $10,000 FACE grant to help them along their journey, with $5,000 going directly to the athlete and $5,000 to their coach. FACE grants are often used for training, equipment, coach education, and travel expenses for competitions.

“We’re honoured to support the dedication and hard work that Canadian athletes and coaches put into their sport while they work to become tomorrow’s Team Canada,” said Deborah Gullaher, vice president, Sales and Marketing, Suncor. “Congratulations to the Class of 2016, you are an inspiration to all Canadians.”

Developed by Petro-Canada, the Canadian Olympic Committee (COC) and Canadian Paralympic Committee (CPC), and facilitated by their National Sport partners, the FACE Program supports up-and-coming athletes when they need it most: when they are striving to represent Canada at the Olympic or Paralympic Games, but don’t yet qualify for government funding.  Since 1988, Petro-Canada has supported more than 2,700 Canadian athletes and their coaches by providing more than $10,000,000 in financial support.

“Thank you to Petro-Canada for their continued support of our country’s athletes and coaches. The funds they provide go a long way in helping offset the many expenses that come with being an up-and-coming athlete” said Chris Overholt, CEO, Canadian Olympic Committee. “With Petro-Canada’s help and generosity, Canada’s athletes will continue on their sporting journeys, fuelled to be the best they can be.”

“The FACE program continues to be an extremely valuable and much appreciated investment in athletes at the initial stage of their high performance sport careers,” said Gaétan Tardif, President, Canadian Paralympic Committee. “These grants provide valuable funding for athletes to pursue their dreams of one day representing Canada on the world stage, and will no doubt help create outstanding role models for all Canadians. Our thanks to Petro-Canada for this incredible program in support of the Team Canada of tomorrow.”

FACE Summit 2016

In addition to providing financial support, FACE athletes and coaches are invited to an annual summit, co-hosted by Petro-Canada and CBC/Radio-Canada. During the FACE Summit, this year’s athletes and coaches will learn from Olympians and Paralympians, as well as subject matter experts in the areas of media training, public speaking, and personal-brand development. The FACE Summit will be held in early November.

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“As a past FACE athlete, it’s amazing to see that other athletes will continue to receive Petro-Canada’s generous support now that they have renewed their partnership with the COC. They help make Canadian athletes’ dreams come true and for that, we will always be grateful.”

Hayley Wickenheiser, six-time Olympian, five-time Olympic medallist

The 2016 FACE grant recipients are:

Athlete	Coach	Sport discipline
Alex Watson	Carol Love	Rowing

Alexander Smith	Robert Ratcliffe	Golf

Alexis Dumas	Francois Pepin	Cross-Country Skiing

Alexis Reiher	Robert Couillard	Water Polo

Alyson Charles	Marc-André Monette	Short Track Speed Skating

Andrea Jerom	Sungmin Son	Taekwondo

Andy White	Cody Low	Skeleton

Annika Richardson	Timo Puiras	Cross-Country Skiing

Anthony Létourneau	Sebastien Cloutier	Wheelchair Rugby

Antoine Lehoux	Maxime Gagnon	Sledge Hockey

April Simmonds	Clayton Fredericks	Equestrian

Bianca Paquin	Wayne Gordon	Boxing

Brandon Pereira	Inderpal Sehmbi	Field Hockey

Brenden Kelly	Guillaume Turgeon	Freestyle Skiing

Bryden Hattie	Thomas McLeod	Diving

Caleb Jordan	Frédérick Asselin	Rugby

Carolyn Maxwell	Matt McMurray	Luge

Christine Robbins	Michel Elibani	Para-triathlon

David Mylnikov	John (Don) Kwasnycia	Shooting

Django Lovette	Ziggy Szelagowicz	Athletics

Erin Yungblut	John Jaques	Biathlon

Ethan Hess	Jessica Heyes	Para-nordic

Hunter Moricz	Zbigniew Pietrusinski	Fencing

Jason Ho-Shue	Efendi Wijaya	Badminton

Jessica Klimkait	Kevin Doherty	Judo

Jordan Stewart	Jerome Cabanatan	Taekwondo

Josée Lamothe	César Nicolai	Boccia

Joseph Phan	Yvan Desjardins	Figure Skating

Julie Gordon	Dana Cooke	Beach Volleyball

Kate Moran	Craig Nickel	Basketball

Katie Anderson	Marcel Mathieu	Snowboard

Kevin Gauthier	Charles Roy	Judo

Liam Stanley	Bruce Deacon	Para-athletics

Luke Ruitenburg	Lisa Ross	Sailing

Mark Hendrickson	Jeremy Cooper	Freestyle Skiing

Mark Spooner	Nikola Maric	Water Polo

Maya Laylor	Clance Laylor	Weightlifting

Melissa Pemble	Lasse Ericsson	Para-alpine

Michelle Salt	Mark Fawcett	Para-snowboard

Natasha Bodnarchuk	Ted Bafia	Ski Jumping

Rachel Hauck	Brad Deweese	Bobsleigh

Riley McLean	Renate Terpstra	Para-swimming

Rogan Reid	Gregor Linsig	Ski Jumping

Rosie Zavaros	Sean Baker	Swimming

Ryan Malone	Guillaume Turgeon	Freestyle Skiing

Samantha Alli	Jen Boyd	Rugby

Sarah Jodoin di Maria	Devon Butters	Diving

Sarah Tamura	Joanne Mcleod	Figure Skating

Steven Dubois	Marc Gagnon	Short Track Speed Skating

Tali Darsigny	Yvan Darsigny	Weightlifting

Thomas Riva	Brent Fougner	Athletics

Tristen Chernove	Guillaume Plourde	Para-cycling

TM Trademark of Suncor Energy Inc. Used under licence.

Suncor Energy

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Petro-Canada, a Suncor business, operates almost 1,500 retail stations and 280 Petro-Pass wholesale locations nationwide. Petro-Canada’s retail loyalty program, Petro-Points™, provides Canadians with the opportunity to earn and redeem rewards. Petro-Canada is proud to be a National Partner of the Canadian Olympic and Paralympic committees, supporting Canadian athletes, coaches and their families for more than 25 years. For more information, visit petro-canada.ca.

Canadian Olympic Committee

The Canadian Olympic Committee (COC) leads the achievement of the Canadian Olympic Team’s podium success and advances Olympic values in Canada. Independent and predominantly privately funded, the COC delivers resources that Canada’s elite athletes need to perform at their best and give their everything every day. The backbone of Canada’s Olympic movement, the COC works with National Sport Federations to prepare the Team for the Olympic, Youth Olympic and Pan American Games. By sharing our athletes’ stories, we inspire all Canadians through the power of sport: 24 hours a day, 7 days a week, 365 days a year.

Canadian Paralympic Committee

The Canadian Paralympic Committee is a non-profit, private organization with 27 member sports organizations dedicated to strengthening the Paralympic Movement. The Canadian Paralympic Committee’s vision is to be the world’s leading Paralympic nation. Its mission is to lead the development of a sustainable Paralympic sport system in Canada to enable athletes to reach the podium at the Paralympic Games. By supporting Canadian high performance athletes with a disability and promoting their success, the Canadian Paralympic Committee inspires all Canadians with a disability to get involved in sport through programs delivered by its member organizations. For more information, visit paralympic.ca

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Follow the progress of the 2016 FACE class and other FACE grant recipients on tomorrowsteamcanada.ca , Petro-Canada Fuels Athletes on Facebook, and @PetroCanada on Twitter.

Media inquiries:

Suncor Energy

Nicole Fisher

403-296-4000

media@suncor.com

Canadian Olympic Committee

Cherry Ye, Program Manager, Media Relations
Office: 416-324-4123 / Cell: 416-427-4341
cye@olympic.ca

Canadian Paralympic Committee

Alison Korn, Senior Manager, Media Relations and Communications

Office: 613-569-4333 ext. 243 / Cell: 613-296-4927

akorn@paralympic.ca